CHINA GREEN MATERIAL
  TECHNOLOGIES, INC.
No. 1 Yantai Third Road
Centralism Area
Haping Road
Harbin Economic and Technological
        Development Zone
Harbin, P.R. China  150060
Telephone:  86-451 51750888
_______________

October 12, 2010

Ms. Jennifer Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	China Green Material Technologies, Inc. (File No. 00115683)
• Form 10-K for the year ended December 31, 2009 filed April 12, 2010
• Form 10-Q for Fiscal Quarter Ended June 30, 2010 filed August 16, 2010

Dear Ms. Thompson:

   Set forth below are the responses of China Green Material Technologies, Inc. (the “Company”) to the staff’s comment letter dated September 28, 2010 in connection with the above captioned filings (the “Comment Letter”).  For your convenience, each of the numbered comments in the staff’s comment letter is repeated below and the Company’s response is set forth immediately below the comment.

Form 10-K for Fiscal Year Ended December 31, 2009
Item 9A(T).  Controls and Procedures, page 25

1.     Comment:  We note that you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified.  In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Ms. Jennifer Thompson
Securities and Exchange Commission

Response: The Staff’s comment is noted.  In future Exchange Act filings, the Company will clarify whether its officers concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting, page 25

2.     Comment:  We note that you state that there can be no assurance that your internal control over financial reporting will detect or uncover all failures of persons within your Company to comply with your internal control procedures.  This “no assurance” language appears to inappropriately limit your conclusion as to the effectiveness of your internal controls over financial reporting.  Please confirm if true, that what you are trying to convey is that any system of internal controls over financial reporting, no matter how well designed, has inherent limitations and therefore even those systems determined to be effective can provide only reasonable not absolute assurance of achieving their objectives.  In future filings, please revise your disclosures to clarify this language.

Response.  The Staff’s comment is noted.  In future Exchange Act filings, the Company will revise its disclosures to clarify the referenced language.  In addition, the Company hereby confirms that the referenced language, as used in the Company’s Form 10-K for Fiscal Year Ended December 31, 2009, is intended to convey that any system of internal controls over financial reporting, no matter how well designed, has inherent limitations and therefore even those systems determined to be effective can provide only reasonable not absolute assurance of achieving their objectives.

Form 10-Q for Fiscal Quarter Ended June 30, 3010
Note 14. Stock-Based Compensation, page 16
Stock Warrants, page 16

3.     Comment:  We note your disclosure that on April 6, 2010 you issued warrants to purchase 437,500 shares of your common stock at a purchase price of $0.09 per share to certain investor relations firms pursuant to your private placement.  You disclose that the fair market value of these warrants was $893,355 and that you will record the related expense in General and Administrative expenses and Additional Paid-in-Capital over a period of one year.  Please address the following items:

•
Based on section 10.(a) of Exhibit 10.3 of your form 8-K filed on January 15, 2010, it appears that the exercise price of the warrants may be adjusted based on future equity issuances.  Considering the existence of these reset provisions, please explain to us how you determined that the warrants were indexed to your common stock and should not be accounted for as derivative liabilities.  See ASC 815-40, including Example 9 discussed in paragraphs 815-40-55-33 through 55-34.

Ms. Jennifer Thompson
Securities and Exchange Commission

•
If you still believe that the warrants should be classified within equity, please provide us with your basis in GAAP for recognizing the related expense over a one year period rather than recognizing it immediately in earnings.  It appears that these warrants were vested at issuance and that they are fully exercisable at June 30, 2010.  Refer to ASC 505-50-05 and ASC 505-50-25-4 through 25-10.

Response.  The Company believes that the warrants are properly accounted for within equity, and that the value attributable to the warrants is properly recognized as an expense over the period during which the grantee will render services to the Company.  Accordingly, the Company believes that no amendment to its Exchange Act filings is necessary or appropriate.

Accounting Within Equity.  The Company notes the scope limitations set forth within ASC 815-40-15-3.  In particular, the scope limitation of sub item “c” states that the guidance in Subtopic 815 does not apply to “[c]ontracts that are issued to acquire goods or services from nonemployees when performance has not yet occurred.”  Because of this scope limitation, the Company respectfully believes that its accounting for these warrants will not be guided by Subtopic 815-40.  The warrants were issued to an investor relation firm in connection with future services to be performed for the Company.  The Company believes that the applicable accounting guidance for these warrants is provided in ASC 505-50 (“Equity-Based Payments to Non-Employees”).

ASC 505-50-25-10 directs that “a grantor shall recognize either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria established in paragraphs 718-10-25-6 through 25-19. As the goods or services are disposed of or consumed, the grantor shall recognize the related cost.”  Because of this foregoing direction, the Company considered the relevant provisions of 718-10-25-6 through 25-19.  In particular, paragraph 718-10-25-11 would require liability classification for the warrants if either (a) the underlying shares are classified as liabilities or (b) the Company could be required to settle the warrants by transferring cash or other assets.  The Company notes that neither of these conditions is applicable, and therefore paragraph 718-10-25-11 would not require the warrants to be classified as liabilities.

The Company is aware that paragraph 718-10-25-13 would indicate liability treatment for warrants that are indexed to a factor other than a market, performance or service condition.  Nevertheless, the Company believes that it is appropriate to consider the nature of the indexing factor within these specific warrants.  The price reset feature within these warrants is a “full-ratchet” anti-dilution provision that would operate to reduce the warrant exercise price if and only if the Company decides to sell shares of its common stock for a price lower than $0.90 per share.  At the date the first of these warrants was issued, the Company’s stock price was $2.29 per share, and at no time since then has the Company’s stock fallen below $1.50, or 167% of the price reset threshold.  The Company notes that, because of  its strong financial position, it does not require additional financial resources and therefore it currently has no plans to raise cash through sales of equity or other means.  Also, whether the price adjustment feature of the warrants is triggered is within the Company’s control, because the Company can choose not to issue equity, at any price.  Thus, even if the Company needed to obtain additional financial resources, the Company could instead elect to do so through borrowings from a financial institution or other sources.

Ms. Jennifer Thompson
Securities and Exchange Commission

Moreover, the terms of the warrants provide, in section 10(a)(vi), that no adjustment would result from issuances by the Company of shares in several broad categories of transactions, including the following:

“(A)  shares of Common Stock issued or so deemed to have been issued upon conversion of shares of Series A Preferred Stock;

(B)   shares of Common Stock issued or so deemed to have been issued to officers, directors, consultants or employees of the Company pursuant to a plan or program adopted by the Company's Board of Directors;

(C)   shares of Common Stock (or options, warrants or other rights to purchase such Common Stock) issued or so deemed to have been issued in connection with acquisitions, merger transactions, consolidations or similar business combinations;

(D)   shares of Common Stock issued or so deemed to have been issued in connection with leases, bank financings, credit agreements or similar instruments with equipment lessors, commercial lenders, banks, or similar financial institutions if approved by the Board of Directors;

(E)   shares of Common Stock issued or so deemed to have been issued in connection with a strategic alliance or corporate partnering transaction entered into by the Company;”

Thus, for example, pursuant to clause (D) above, the Company could engage in a debt financing and issue shares, warrants or other equity securities as part of the financing without triggering any adjustment under the existing warrants.

In view of the terms and provisions of the warrants, the Company’s current financial position and the Company’s stock price, the Company believes that the chance of any price reset resulting from the indexing factor provided in these warrants is highly remote.  Although ASC 815-40-15-7D is inapplicable to these warrants, the Company is aware that the guidance therein deems that a strike price is not fixed if there is any adjustment mechanism, “regardless of the remoteness of the adjustment(s) or whether the adjustments are in the entity’s control.” And, as a result, if the accounting for these warrants were to be governed by ASC 815-40-15, that paragraph would indicate that the warrants would be treated as liabilities.  However, the Company believes that the applicable guidance is ASC 505-50-25-10, which provides that ASC 718-10-25-6 through 25-19 will control.

Ms. Jennifer Thompson
Securities and Exchange Commission

The Company notes that paragraphs 718-10-25-6 through 25-19 contain no prohibition on considering the “remoteness” or improbability of a price reset feature being triggered.  Giving due regard to the probability and likelihood of an occurrence is customary in many areas of accounting, including determining loss contingencies and accounting for deferred tax assets, among others.  The Company notes that, within ASC 450 (“Contingencies”), paragraph 450-20-15-2 lists various exclusions from the Contingencies topic, including accounting for stock issued to employees; notably, however, accounting for stock issued to non-employees is not listed as an exclusion from the Contingencies topic.

In addition, the Company believes that the warrants are equity-based instruments with standard anti-dilution provisions.  The Company therefore believes that to account for the warrants as liabilities would ignore the substance of the warrants and instead allow a strict and formal application of Codification paragraph 718-10-25-13 to govern an accounting decision that the Company believes is otherwise clear.  In this regards, the Company notes support in the following areas of the relevant accounting literature for maintaining a priority for substance over form:

❖
SFAS Concepts Statement 2, P160: “Substance over form is an idea that also has its proponents, but it is not included because it would be redundant.  The quality of reliability and, in particular, of representational faithfulness leaves no room for accounting representations that subordinate substance to form.”

❖
ASC 105-10-05-3:  “The appropriateness of other sources of accounting guidance depends on its relevance to particular circumstance, the specificity of the guidance, the general recognition of the issuer or authority, and the extent of its use in practice.”

❖
AU 334.02:  “In addition, the auditor should be aware that the substance of a particular transaction could be significantly different from its form and that the financial statements should recognize the substance of particular transactions rather than merely their legal form.”

Because a price reset is highly unlikely to occur, because the essential nature of these warrants is equity-based, and because the anti-dilution features are standard and customary, the Company believes it would be inappropriate to treat these warrants as anything but equity-based instruments.

Ms. Jennifer Thompson
Securities and Exchange Commission

Expense Recognition.  Because it is appropriate to classify these warrants within equity (as noted above), and to follow the guidance provided in ASC 505-50, the Company believes that it is appropriate to recognize the expense associated with the warrants over the period specified in that sub-topic; in other words, following the guidance set forth in paragraph 505-50-25-10:  “[a]s the goods or services are disposed of or consumed, the grantor shall recognize the related cost.”  In this case, the Company will recognize the expense over the period in which the services are to be rendered by the investor relations firm.  This is also consistent with other parts of ASC 505-50 providing that the grantor of a non-forfeitable equity instrument should recognize the cost following the same recognition principles that would apply had the consideration been cash.  Moreover, FAS123(R), Par. 5, provides that an entity is to recognize the goods acquired or services received in a share-based payment transaction when it obtains the goods or as the services are received.

[The remainder of this page is intentionally blank.]

Ms. Jennifer Thompson
Securities and Exchange Commission

* * *

   The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   We appreciate your consideration of the responses provided herein.  If you have any questions, please do not hesitate to contact us.

             Very truly yours,

             /s/ Zhonghao Su
             Zhonghao Su
             Chief Executive Officer

cc:        Ms. Sondra Snyder
Securities and Exchange Commission

Timothy I. Kahler, Esq.
Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174